Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (May 6, 2025) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.57 per share on its common shares, payable June 25, 2025 to shareholders of record at the close of business on June 4, 2025.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com